Corporate Office

7575 West Jefferson Blvd.

Fort Wayne, Indiana 46804

(260) 969-3500

(260) 969-3591 fax

www.steeldynamics.com

August 3, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 4631

Washington, D.C.  20549-7631

Attention: Mr. Dale Welcome, Staff Accountant

RE:           Staff Comments Regarding Steel Dynamics, Inc.’s Form 10-K for the Fiscal Year Ended December 31, 2009, Form 10-K/A for the Fiscal Year Ended December 31, 2009, and Form 10-Q for the Fiscal Quarter Ended March 31, 2010.

SEC File No. 000-21719

Dear Mr. Welcome:

On behalf of the Registrant, Steel Dynamics, Inc., I am pleased to provide the following response to the comment of the Staff of the Securities and Exchange Commission, in the letter dated July 23, 2010, which references our response on July 6, 2010, to the Staff’s additional comments in the letter dated June 23, 2010, which further references additional comments to the Registrant’s May 25, 2010 response to the Staff’s original letter dated May 12, 2010 (the “Comment Letter”), with respect to our referenced filings.

The numbered paragraph and heading corresponds to the heading and number set forth in the July 23, 2010 Comment Letter, the text of which is copied below in bold for your reference. All page numbers refer to the page numbers contained in the referenced filings.

Form 10-K/A for the Fiscal Year Ended December 31, 2009

Staff Comment

Note 14—Condensed Consolidating Information, page 95

1.              We note your response to our prior comment one.  Please help us understand why the net income (loss) attributable to Steel Dynamics, Inc in the parent column of your amended condensed consolidating statement of operations is not equal to the net income (loss) attributable to Steel Dynamics, Inc in your total consolidated column.

Response

The Registrant notes that the difference between net income (loss) attributable to Steel Dynamics, Inc. in the parent column of our 2009, 2008, and 2007 amended condensed consolidating statements of operations, and net income (loss) attributable to Steel Dynamics, Inc. in the total consolidated column, is the effect of net income or losses from intercompany transactions for each year not being reflected in the equity in net income of subsidiaries amount in the parent column. In future filings, Registrant will include the net income (loss) effect of the consolidating adjustment column in the amount presented as equity in net income of subsidiaries amount in the parent column, the impact of which will be that equity in net income of subsidiaries will be adjusted such that net income (loss) attributable to Steel Dynamics, Inc. in the parent and total consolidated columns will agree.

Registrant does not believe such adjustments are material to the condensed consolidating statements of operations for 2009, 2008, or 2007.  Registrant considered the following qualitative and quantitative impacts of these adjustments in determining that the Registrant does not need to revise previously issued condensed consolidating statements of operations:

•                  The primary purpose of the condensed consolidating statement of operations disclosures included in Registrant’s Note 14 is to provide holders or future holders of the Registrant’s senior notes and other financial statement readers with the results of operations of the guarantors as a group, and of the non-guarantors as a group.  The columns indicated as Non-guarantor and Consolidated Amounts as originally presented are not affected by the Registrant’s proposed adjustments.  Therefore, the guarantor group’s operating results as represented by total consolidated net income (loss) attributable to Steel Dynamics, Inc. less non-guarantor net income (loss) attributable to Steel Dynamics, Inc. is not affected by the adjustments, and is evident and accurate as presented in the original disclosure included in the Registrant’s December 31, 2009 Form 10-K/A.

•                  SX 210.3-10, Financial statements of guarantors and issuers of guaranteed securities register or being registered, refers to SX 210.10-1, Interim financial statements, for the form and content of condensed financial statements presented in Note 14 — Condensed Consolidating Information.  SX 210.3-10(3) requires separate presentation of major income statement captions (i.e., numbered captions) for amounts that exceed 15% of average net income for the most recent three fiscal years.  The total adjustments required for 2009, 2008, and 2007 to the amounts originally presented in the 2009 Form 10-K/A for net income attributable to Steel Dynamics, Inc. represents 5.9%, 1.9% and .1%, respectively, of the parent average net income attributable to Steel Dynamics, Inc. for the three year periods then ended.  Accordingly, and in combination with the consideration given to Registrant’s above observations, Registrant does not consider these adjustments material to the condensed consolidating statements of operations for the years ended December 31, 2009, 2008 and 2007, as originally presented in the Registrant’s December 31, 2009 Form 10-K/A.

In future filings, Registrant will for comparable prior period Condensed Consolidating Statements of Operations, adjust equity in net income of subsidiaries as noted above, such that net income (loss) attributed to Steel Dynamics, Inc. in the parent column will agree to the amount presented in the total consolidated column. Disclosure pertaining to such adjustments to the condensed consolidating statements of operations amounts as previously reported will be made.

In addition, Registrant acknowledges the following:

•                    Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;

•                    Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                    Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your prompt attention to this response.  If you, or any other member, of the Staff has any further questions or comments concerning these responses, please telephone the undersigned at 260.969.3567.

Very truly yours,

Steel Dynamics, Inc.

/s/ Theresa E. Wagler

Theresa E. Wagler
Chief Financial Officer